Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

June 15, 2017

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 33-172080 and 811-22525

Dear Ms. Churko:

The purpose of this letter is to respond to the comments you provided to officers of the Trust on May 16, 2017, regarding the review of the most recent annual report (each a “Report” and collectively, the “Reports”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
Port Street Quality Growth Fund	3/31/2016	6/7/2016
Advantus Dynamic Managed Volatility Fund	8/31/2016	11/8/2016

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

Port Street Quality Growth Fund

1.	Please explain how investing 44.3% of the Fund’s assets in the Invesco Treasury Portfolio, Institutional Class is consistent with the Fund’s investment strategies.

The Trust responds that the Fund has had cash investments between 38-46% of Fund assets since its launch.  This has been a conscious decision on the part of the Adviser, who believes that market valuations are too high in general and there are limited appropriate buying opportunities.  The Adviser has reported to the Trust’s Board that the Fund’s portfolio managers are very disciplined and will hold high levels of cash for significant periods if they do not see appropriate investment opportunities.  The Fund’s Adviser addresses the high cash position and resulting drag on performance in the MDFP for the September 2016 semi-annual report.

Additionally, the Fund’s prospectus discloses: “Cash or Similar Investments and Temporary Strategies of the Fund.  At the Adviser’s discretion, the Quality Growth Fund may invest in high-quality, short-term debt securities and money market instruments for (i) temporary defensive purposes in response to adverse market, economic or political conditions and (ii) retaining flexibility in meeting redemptions, paying expenses, and identifying and assessing investment opportunities.  These short-term debt securities and money market instruments include cash, shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. government securities, and repurchase agreements.  To the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund will bear its pro rata portion of such money market funds’ management fees and operational expenses.  When investing for temporary defensive purposes, the Adviser may invest up to 100% of the Fund’s total assets in such instruments.  Taking a temporary defensive position may result in the Fund not achieving its investment objective”.

Advantus Dynamic Managed Volatility Fund

2.
The Fund invested almost 47% of its assets in the iShares Core S&P 500 Fund at the end of the fiscal year.  Please consider adding disclosure to the Prospectus about the iShares holding given its significance and a reference to where a shareholder could find the iShares financial statements.

The Trust thanks you for the comment, and points out that the second sentence in the Principal Investment Strategies section of the Fund’s prospectus states that “The Fund achieves its equity exposure by investing primarily in large capitalization equity securities or in exchange-traded funds (“ETFs”) that invest in large capitalization equity securities.  The Adviser considers a company to be a large capitalization company if it has a market capitalization at the time of purchase of within the range of companies included in the S&P 500 Index.”

In addition, footnote (b) to this holding in the Fund’s Schedule of Investments in the annual shareholder report states that “Fair value of this security exceeds 25% of the Fund’s net assets.  Additional information for this security, including the financial statements, is available from the SEC’s EDGAR database at www.sec.gov.”

Nevertheless, the Trust will take your comment under consideration for the next annual update of the Fund’s registration statement.

*     *     *     *     *     *

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP